February 13, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Duc Dang

Re:               Hanover Capital Mortgage Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-155091)

Dear Mr. Dang:

Hanover Capital Mortgage Holdings, Inc., pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 3:00 p.m., Eastern Standard Time on February 17, 2009, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Mark I. Sokolow of Sonnenschein Nath & Rosenthal LLP, at (212) 768-6942.

Very truly yours,

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

By:	/s/ JOHN A. BURCHETT
John A. Burchett
President and Chief Executive Officer

cc:                                 Securities and Exchange Commission

Mark Rakip

Kevin Woody

Karen J. Garnett

Simpson Thacher & Bartlett LLP

Peter J. Gordon